Ms. Babette Cooper

Mr. Wilson Lee

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Choice Hotels International, Inc.

Form 8-K filed on May 8, 2025

File No. 001-13393

Dear Ms. Cooper and Mr. Lee:

Choice Hotels International, Inc. (the “Company,” “Choice,” “we,” or “our”) is submitting this letter in response to the comment letter dated June 12, 2025 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Current Report on Form 8-K filed on May 8, 2025 (the “Form 8-K”). For ease of reference, we have retyped the text of the Staff’s comments in italics below.

Form 8-K filed on May 8, 2025

Exhibit 99.1

Supplemental Non-GAAP Financial Information

1.

We note your adjustment of “Net reimbursable (surplus) deficit from franchised and managed properties” in order to arrive at Adjusted EBITDA, Adjusted Net Income, Adjusted Diluted Earnings Per Share (EPS), and their related 2025 Outlook measures. Please tell us what consideration you gave to presenting this adjustment on a gross disaggregated basis where the adjustment is split into two separate line items (i.e. one for revenue and another for expense). Your response should highlight all factors considered that would support and/or not support such a presentation.

The Company respectfully acknowledges the Staff’s comment and in future filings will present this adjustment on a gross disaggregated basis where the adjustment is split into two separate line items (i.e. one for “Revenue for reimbursable costs from franchised and managed properties” and another for “Reimbursable expenses from franchised and managed properties”). We have provided below a revised presentation of the Adjusted EBITDA, the Adjusted Net Income, and the Adjusted Diluted Earnings Per Share (EPS) reconciliations for the three months ended March 31, 2025 and 2024 reflecting this change, and a presentation of the 2025 Outlook for the full year ended December 31, 2025 reflecting this change.

2.

Further to our above comment, we note the amounts disclosed for “Net reimbursable deficit from franchised and managed properties” to arrive at Adjusted EBITDA differs from the amount adjusted to arrive at Adjusted Net Income. Please reconcile the amounts and explain the factors that contributed to differences between the adjustments in arriving at the two Non-GAAP financial measures that share the same labeling description.

The Company respectfully notes that the amounts disclosed for “Net reimbursable deficit from franchised and managed properties” to arrive at Adjusted EBITDA is presented before income tax effects, whereas the “Net reimbursable deficit from franchised and managed properties” to arrive at Adjusted Net Income includes income tax effects. The Company respectfully acknowledges the Staff’s comment and in future filings will quantify the total income tax effects on the non-GAAP adjustments in a single line item in the Adjusted Net Income reconciliation, the Adjusted Diluted Earnings Per Share (EPS) reconciliation, and the related Outlook measures. We have provided below a revised presentation of the Adjusted Net Income and the Adjusted Diluted Earnings Per Share (EPS) reconciliations for the three months ended March 31, 2025 and 2024 reflecting this change, and a presentation of the 2025 Outlook for the full year ended December 31, 2025 reflecting this change.

Exhibit 6

CHOICE HOTELS INTERNATIONAL, INC.

SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION

(UNAUDITED)

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (“EBITDA”) AND ADJUSTED EBITDA

(dollar amounts in thousands)

	Three months ended March 31,
	2025	2024
Net income	$44,534	$31,009
Income tax expense	15,228	9,199
Interest expense	21,242	20,181
Interest income	(1,559)	(1,731)
Other loss	436	1,336
Equity in net loss of affiliates	51	155
Depreciation and amortization	13,748	12,815

EBITDA	$93,680	$72,964
Share-based compensation	5,890	4,933
Mark to market adjustments on non-qualified retirement plan investments	(723)	3,720
Franchise agreement acquisition costs amortization and charges	5,386	3,527
Revenue for reimbursable costs from franchised and managed properties	(123,424)	(128,987)
Reimbursable expenses from franchised and managed properties	143,811	151,549
Global ERP system implementation and related costs	990	—
Business combination, diligence and transition costs	99	15,844
Non-recurring operational restructuring charges and executive severance	3,930	791

Adjusted EBITDA	$129,639	$124,341

ADJUSTED NET INCOME AND ADJUSTED DILUTED EARNINGS PER SHARE (EPS)

(dollar amounts in thousands, except per share amounts)

	Three months ended March 31,
	2025	2024
Net income	$44,534	$31,009
Loss on investments in equity securities, net of dividend income	—	4,227
Revenue for reimbursable costs from franchised and managed properties	(123,424)	(128,987)
Reimbursable expenses from franchised and managed properties	143,811	151,549
Business combination, diligence and transition costs	99	15,844
Non-recurring operational restructuring charges and executive severance	3,930	791
Global ERP system implementation and related costs	990	—
Income tax expense on adjustments	(6,297)	(10,772)

Adjusted Net Income	$63,643	$63,661

Diluted Earnings Per Share	$0.94	$0.62
Loss on investments in equity securities, net of dividend income	—	0.08
Revenue for reimbursable costs from franchised and managed properties	(2.61)	(2.59)
Reimbursable expenses from franchised and managed properties	3.04	3.04
Business combination. diligence and transition costs	—	0.32
Non-recurring operational restructuring charges and executive severance	0.08	0.02
Global ERP system implementation and related costs	0.02	—
Income tax expense on adjustments	(0.13)	(0.21)

Adjusted Diluted Earnings Per Store (EPS)	$1.34	$1.28

Exhibit 7

CHOICE HOTELS INTERNATIONAL, INC.

SUPPLEMENTAL INFORMATION - 2025 OUTLOOK

(UNAUDITED)

Guidance represents the company’s range of estimated outcomes for the full year ended December 31, 2025

EBITDA & ADJUSTED EBITDA

(in thousands)

	Full Year Lower Range	Full Year Upper Range
Net income	$275,000	$290,000
Income tax expense	93,100	98,100
Interest expense	89,800	89,800
Interest income	(6,900)	(6,900)
Other loss	800	800
Equity in net gain of affiliates	(6,300)	(6,300)
Depreciation and amortization	57,700	57,700

EBITDA	$503,200	$523,200
Share-based compensation)	24,400	24,400
Mark to market adjustments on non-qualified retirement plan investments	(700)	(700)
Franchise agreement acquisition costs amortization and charges	23,000	23,000
Revenue for reimbursable costs from franchised and managed properties	(597,200)	(597,200)
Reimbursable expenses from franchised and managed properties	652,200	652,200
Global ERP system implementation and related costs	6,100	6,100
Non-recurring operational restructuring charges and executive severance	4,000	4,000

Adjusted EBITDA	$615,000	$635,000

ADJUSTED NET INCOME & DILUTED EARNINGS PER SHARE (EPS)

(in thousands, except per share amounts)

	Full Year Lower Range	Full Year Upper Range
Net income	$275,000	$290,000
Revenue for reimbursable costs from franchised and managed properties	(597,200)	(597,200)
Reimbursable expenses from franchised and managed properties	652,200	652,200
Global ERP system implementation and related costs	6,100	6,100
Non-recurring operational restructuring charges and executive severance	4,000	4,000
Income tax expense on adjustments	(16,100)	(16,100)

Adjusted Net Income	$324,000	$339,000

Diluted Earnings Per Share	$5.86	$6.18
Revenue for reimbursable costs from franchised and managed properties	(12.73)	(12.73)
Reimbursable expenses from franchised and managed properties	13.90	13.90
Global ERP system implementation and related costs	0.13	0.13
Non-recurring operational restructuring charges and executive severance	0.09	0.09
Income tax expense on adjustments	(0.35)	(0.35)

Adjusted Diluted Earnings Per Share (EPS)	$6.90	$7.22

Please do not hesitate to call me at (301) 592-6659 with any questions or further comments you may have or if you wish to discuss the above responses.

Regards,

CHOICE HOTELS INTERNATIONAL, INC.

By:	/s/ Scott E. Oaksmith
Name:	Scott E. Oaksmith
Title:	Chief Financial Officer